

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Shachar Daniel
Chief Executive Officer
Safe-T Group Ltd.
8 Abba Eban Ave.
Herzliya
4672526 Israel

> **Re: Safe-T Group Ltd.**
> **Registration Statement on Form F-3**
> **Filed September 23, 2022**
> **File No. 333-267580**

Dear Shachar Daniel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed September 23, 2022

ORB Funding, page 1

1. Please revise to describe all material terms of the ORB funding agreement, including the vesting schedule. For example, we note that Section 3.2.4 of the agreement provides examples of different potential outcomes with respect to ORB's exercise of warrants under the vesting schedule. Your revised disclosure should clearly describe the intended vesting schedule and these examples.

2. Please provide us with your analysis as to your eligibility to register the resale of the ADS representing ordinary shares underlying the warrants pursuant to the ORB Agreement. As part of your response, disclose the dates on which the warrants were issued and why you

believe the private placement has been completed given the vesting schedule and requirement to achieve certain milestones. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities or investor's satisfactory completion of its due diligence requirements. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Exhibits

3.   Please file the ORB funding agreement as an exhibit.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Howard Berkenblit